Carrols Restaurant Group, Inc.
968 James Street
Syracuse, NY 13203

July 6, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carrols Restaurant Group, Inc.
Registration Statement on Form S-3
File No. 333-272841
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Carrols Restaurant Group, Inc. hereby requests that its Registration Statement on Form S-3 (File No. 333-272841) filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2023 be declared effective by the Commission at 4:00 p.m. Eastern Time on July 10, 2023 or as soon thereafter as reasonably practicable.

Please do not hesitate to contact Wayne Wald at (212) 880-3841 or Palash Pandya at (212) 822-2240 of Akerman LLP with any questions or comments regarding this letter.

Thank you.

Very truly yours,

CARROLS RESTAURANT GROUP, INC.

By:	/s/ Jared L. Landaw
Jared L. Landaw
Vice President, General Counsel and Secretary

cc:	Wayne Wald, Esq.
Palash Pandya, Esq.
Akerman LLP